
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

13 June 2003


03024006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully



Monica Poh (Ms)
Legal Counsel

Encs.

SEC File No: 82-3622

MASNET No. 3 OF 12.06.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - Optus' C1 satellite successfully launched

Attached is the news release made by Singapore Telecommunications Limited on the above.



NR-120603.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 12/06/2003 to the SGX



News Release

Optus' C1 satellite successfully launched

Singapore, 12 June 2003 - Singapore Telecommunications Limited (SingTel) today announced that its wholly-owned subsidiary, SingTel Optus, has successfully launched the A$500 million C1 satellite.

The C1 satellite is jointly funded by Optus and the Australian Department of Defence, and is the largest hybrid communications and military satellite ever launched.

Optus Chief Operating Officer, Paul O'Sullivan, said the successful launch of C1 reaffirms Optus' position as Australia's leading satellite operator.

"The demand for satellite communications services is growing strongly – for direct to home subscription television, for remote and rural communications, and for broadband.

"As Australia's leading satellite provider, Optus is launching C1 to provide the additional satellite capacity that Australia needs," Mr O'Sullivan said.

Fifty per cent of the C1 satellite's payload is allocated to the Department of Defence. The balance will be used by Optus to increase its capacity to deliver broadcast services, high speed internet and voice and data communications across Australia and into Asia.

C1 is a significant addition to the combined satellite resources of Optus and SingTel. Optus can now give its customers access to more than 25 satellites. This positions Optus firmly as a leading satellite operator in the Asia Pacific region and will open further business opportunities for both Australian and Asian businesses.

"C1 will contribute significantly to Optus' bottom line. Launch revenues from C1 will be A$250 million, and Optus will receive an additional $40 million a year from the sale of C1 transponder capacity to Foxtel," Mr O'Sullivan said.

Key facts of C1 satellite

- Launched from French Guiana on an Ariane 5G rocket.
- Launched at nearly full capacity and will be positioned in orbit at 156 degrees east longitude.
- Has 24 Ku band transponders that will provide coverage for Australia, New Zealand and East Asia.
- Life span of 15 years
- Controlled from Optus' Sydney earth station.
- Fourth satellite in Optus' fleet.



About SingTel
SingTel is Asia's leading communications company with operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

SingTel is among the world's largest investors in satellite systems with interests in INTELSAT, INMARSAT and APT Satellite, based in Hong Kong. SingTel also co-owns the ST-1 satellite launched in August 1998. The satellite is one of the most powerful in the region with a footprint covering most of Asia up to the borders of Russia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, TelecomAsia, for five consecutive years since 1998. The Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com and www.optus.com.au.